EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

NEWS FROM UTi

Contacts:

Lawrence R. Samuels Chief Financial Officer UTi Worldwide Inc. 310.604.3311	Cecilia Wilkinson/Julie MacMedan PondelWilkinson MS&L 323.866.6060 investor@pondel.com

UTi WORLDWIDE POSTS HIGHER REVENUES AND NET INCOME
FOR SECOND FISCAL QUARTER

— Results Reflect Initial Benefits of NextLeap Strategy —

Rancho Dominguez, California — September 4, 2002 — UTi Worldwide Inc. (NasdaqNM:UTIW) today reported double-digit growth in revenues, operating income and net income for its fiscal 2003 second quarter ended July 31, 2002 over the corresponding prior-year period.

Gross revenues for the second quarter increased 25 percent to $274.8 million from $219.4 million in last year’s corresponding three months. Net revenues advanced 11 percent to $87.5 million from $79.0 million in the second quarter of fiscal 2002. Declines in airfreight yields, compared with the prior-year second quarter, dampened net revenue growth on these higher gross revenue levels. Additionally, on a constant currency basis using exchange rates in effect for the second quarter a year ago, gross revenues would have advanced 29 percent to $282.0 million, and net revenues would have been up 17 percent to $92.5 million.

Operating income rose 35 percent in the current second quarter to $11.4 million from $8.5 million posted in the corresponding fiscal 2002 period. All regions except Africa contributed to the significant growth in operating income. The growth in Africa’s results was masked by a 25 percent decline in the South African Rand from a year ago. Results for the current second quarter include no amortization of goodwill, as a result of the company’s adoption of SFAS 142, effective February 1, 2002. A year ago, second quarter results included $1.4 million for amortization of goodwill. UTi’s operating profit margin improved 60 basis points to 13.1 percent compared with 12.5 percent for the same period a year ago, excluding the amortization of goodwill in last year’s second quarter.

Net income for the second quarter of fiscal 2003 rose 43 percent to $7.7 million, or $0.30 per diluted share. This compares with $5.4 million, or $0.21 per diluted share, in the prior-year corresponding period, which includes the amortization of goodwill equivalent to $0.05 per diluted share. Net income for the current second quarter reflects an effective tax rate of 28 percent compared with 28.7 percent for the fiscal 2002 second quarter.

“We are beginning to reap the benefits of sales efforts made over the past 12 months,” said UTi’s Chief Executive Officer Roger I. MacFarlane. “During the past year, we have focused on cost control measures while aggressively pursuing additional market share. We have already realized operating margin improvement through cost controls, and our revenues are now reflecting the investments we have made in developing major customer relationships. We are now two quarters into our five-year NextLeap strategic plan, and our employees are clearly delivering progress against each of our key growth metrics, including net revenue growth and operating margin improvement.”

MacFarlane added, “The strength of our global network was evidenced this quarter, with gross revenue gains compared with a year ago of 50% in Europe, 43% in Asia Pacific, and slightly higher gross revenues in Africa, despite steep currency declines in that region. Although gross revenues in the Americas for this quarter were flat

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

compared with the corresponding quarter last year, we are encouraged by the 11 percent gross revenue increase in that region for the current quarter over the first quarter of fiscal 2003, given the tough export market in the U.S. Also, while Europe benefited from our strategic acquisition of Grupo SLi earlier in the year, excluding SLi, the European region produced solid organic growth with a 34 percent increase in gross revenues.

“We are also encouraged by growth across all lines of our business, with airfreight and ocean freight volumes reaching record levels, especially boosted by strong volumes from Asia to the U.S. Despite yield pressures created by tightening capacity in Asia, our airfreight yield of 25 percent softened only slightly from the preceding fiscal 2003 first quarter. In addition, our contract logistics business is becoming an increasingly important growth driver for our company,” MacFarlane added.

For the six-month period ended July 31, 2002, gross revenues improved 18 percent to $510.5 million from $434.4 million for the same period last year. Net revenues totaled $164.5 million, a 7 percent increase over $153.1 million in the comparable period a year ago. On a constant currency basis using exchange rates in effect for the first half of fiscal 2002, gross revenues would have advanced 22 percent to $528.9 million and net revenues would have been $176.1 million, reflecting a growth rate of 15 percent over the year-ago period.

For the first half of fiscal 2003, operating income advanced 40 percent to $19.4 million from $13.8 million in the corresponding period a year earlier. The company’s operating profit margin improved 110 basis points to 11.8 percent compared with 10.7 percent for the same period a year ago, excluding the amortization of goodwill.

Net income increased 33 percent for the first half of fiscal 2003 to $12.5 million, or $0.48 per diluted share. This compares with $9.4 million, or $0.37 per diluted share, a year ago, which includes the amortization of goodwill equivalent to $0.10 per diluted share.

As of July 31, 2002, UTi reported total cash and cash equivalents, net of bank lines of credit and short-term bank borrowings, of $55.5 million. Through the first half of fiscal 2003, UTi generated $9.1 million in free cash flow.

About UTi Worldwide

UTi Worldwide Inc. is a global, non-asset based supply chain management business providing logistics services and planning and optimization solutions. The company’s services include freight forwarding, customs brokerage, contract logistics and services such as coordination of shipping and storage of raw materials, supplies, components and finished goods. Through its supply chain planning and optimization services, the company assists clients in designing and implementing systems that improve predictability and visibility and reduce the overall costs of their supply chains. The company has a global and diverse customer base ranging from large multinational enterprises to smaller local businesses. For more information about the company visit its Web site at www.go2uti.com.

Investor Conference Call

UTi management will host an investor conference call on Wednesday, September 4, 2002, at 8:00 a.m. PDT (11:00 a.m. EDT) to review the company’s financials and operations for the second quarter and first half of fiscal 2003. The call will be open to all interested investors through a live, listen-only audio broadcast available over the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not able to listen to the live broadcast, the call will be archived for two weeks through 5:00 p.m. PDT, Wednesday, September 18, 2002 at both Web sites. A telephonic playback of the conference call also will be available from approximately 10:00 a.m. PDT, Wednesday, September 4, through 5:00 p.m. PDT, Friday, September 6, by calling 800-642-1687 (domestic) or 706-645-9291 (international) and using Reservation No. 5313225.

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

Safe Harbor Statement

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company’s filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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(Tables Follow)

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Condensed Consolidated Income Statements
(in thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended

	July 31,		July 31,

	2002	2001	2002	2001

	(Unaudited)
Gross revenues:
Airfreight forwarding	$152,053	$117,761	$283,110	$238,453
Ocean freight forwarding	70,375	66,021	133,323	126,140
Customs brokerage	15,501	15,025	29,498	28,499
Contract logistics and other	36,890	20,610	64,546	41,297

Total gross revenues	$274,819	$219,417	$510,477	$434,389

Net revenues:
Airfreight forwarding	$38,331	$37,396	$72,612	$73,449
Ocean freight forwarding	16,608	14,574	31,436	27,971
Customs brokerage	14,531	14,492	27,947	27,547
Contract logistics and other	18,063	12,511	32,467	24,18

Total net revenues	87,533	78,973	164,462	153,149

Staff costs	43,988	40,043	83,608	79,293
Depreciation	2,490	2,349	4,827	4,655
Amortization of goodwill	—	1,395	—	2,658
Other operating expenses	29,609	26,701	56,669	52,754

Operating income	11,446	8,485	19,358	13,789
Interest expense, net	(10)	(437)	(380)	(652)
Gains/(losses) on foreign exchange	56	(12)	(315)	(91)

Pretax income	11,492	8,036	18,663	13,046
Income tax expense	(3,216)	(2,304)	(5,294)	(3,152)

Income before minority interests	8,276	5,732	13,369	9,894
Minority interests	(537)	(323)	(873)	(465)

Net income	$7,739	$5,409	$12,496	$9,429

Diluted earnings per ordinary share	$0.30	$0.21	$0.48	$0.37
Number of weighted-average diluted shares outstanding used for per share calculations	25,877,748	25,555,520	25,823,315	25,540,340

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	July 31,	January 31,
	2002	2002

	(Unaudited)
ASSETS
Cash and cash equivalents	$79,265	$87,594
Trade receivables, net	216,000	180,866
Deferred income tax assets	1,490	1,890
Other current assets	25,279	21,628

Total current assets	322,034	291,978
Property, plant and equipment, net	36,371	31,185
Goodwill	82,777	76,611
Investments	259	215
Deferred income tax assets	1,623	1,431
Other non-current assets	3,670	3,191

Total assets	$446,734	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY
Bank lines of credit	$13,802	$21,062
Short-term borrowings	12,256	11,518
Current portion of capital lease obligations	2,427	1,780
Trade payables and other accrued liabilities	200,328	173,113
Income taxes payable	6,805	4,743
Deferred income tax liabilities	466	842

Total current liabilities	236,084	213,058
Long-term liabilities:
Long-term borrowings	359	1,192
Capital lease obligations	6,817	5,726
Deferred income taxes	1,681	1,566
Retirement fund obligations	820	693

Total long-term liabilities	9,677	9,177
Minority interests	3,076	2,522
Shareholders’ equity:
Common stock	207,660	207,143
Retained earnings	47,175	36,608
Accumulated other comprehensive loss	(56,938)	(63,897)

Total shareholders’ equity	197,897	179,854

Total liabilities and shareholders’ equity	$446,734	$404,611

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Six Months Ended

	July 31,

	2002	2001

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$12,496	$9,429
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	91	95
Depreciation	4,827	4,655
Amortization of goodwill	—	2,658
Deferred income taxes	49	127
Loss/(gain) on disposal of property, plant and equipment	121	(52)
Other	873	340
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables and other current assets	(21,817)	18,452
Increase/(decrease) in trade payables and other current liabilities	18,600	(17,177)

Net cash provided by operating activities	15,240	18,527

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(4,542)	(3,305)
Proceeds from disposal of property, plant and equipment	307	428
Acquisition of subsidiaries and contingent earn-out payments	(6,606)	(4,853)
Other	(25)	240

Net cash used in investing activities	(10,866)	(7,490)

FINANCING ACTIVITIES:
Decrease in bank lines of credit	(7,259)	(15,461)
Long-term borrowings — advanced	—	135
Long-term borrowings — repaid	(968)	(39)
Repayments of capital lease obligations	(2,263)	(567)
Decrease in minority interests	(170)	(401)
Net proceeds from the issuance of ordinary shares	426	—
Dividends paid	(1,929)	(1,924)
Other	(57)	16

Net cash used in financing activities	(12,220)	(18,241)

Net decrease in cash and cash equivalents	(7,846)	(7,204)
Cash and cash equivalents at beginning of period	87,594	98,372
Effect of foreign exchange rate changes on cash and cash equivalents	(483)	(1,615)

Cash and cash equivalents at end of period	$79,265	$89,553

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Three Months Ended July 31, 2002

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$93,229	$68,561	$79,375	$33,654	$—	$274,819

Net revenues	$24,927	$23,634	$17,340	$21,632	$—	$87,533
Staff costs	13,341	13,771	7,175	8,585	1,116	43,988
Depreciation	844	503	487	462	194	2,490
Other operating expenses	7,050	7,406	4,912	9,264	977	29,609

Operating income/(loss)	$3,692	$1,954	$4,766	$3,321	$(2,287)	11,446

Interest expense, net						(10)
Gains on foreign exchange						56

Pretax income						11,492
Income tax expense						(3,216)

Income before minority interests						$8,276

	Three Months Ended July 31, 2001

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$62,027	$68,959	$55,470	$32,961	$—	$219,417

Net revenues	$15,317	$24,010	$15,452	$24,194	$—	$78,973
Staff costs	8,533	14,662	6,643	9,167	1,038	40,043
Depreciation	574	623	405	646	101	2,349
Amortization of goodwill	185	829	303	78	—	1,395
Other operating expenses	4,043	7,014	4,766	10,972	(94)	26,701

Operating income/(loss)	$1,982	$882	$3,335	$3,331	$(1,045)	8,485

Interest expense, net						(437)
Losses on foreign exchange						(12)

Pretax income						8,036
Income tax expense						(2,304)

Income before minority interests						$5,732

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Six Months Ended July 31, 2002

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$172,467	$130,103	$144,529	$63,378	$—	$510,477

Net revenues	$46,729	$45,342	$32,181	$40,210	$—	$164,462
Staff costs	24,727	27,020	13,812	15,974	2,075	83,608
Depreciation	1,603	1,141	946	872	265	4,827
Other operating expenses	13,378	14,349	9,450	17,023	2,469	56,669

Operating income/(loss)	$7,021	$2,832	$7,973	$6,341	$(4,809)	19,358

Interest expense, net						(380)
Losses on foreign exchange						(315)

Pretax income						18,663
Income tax expense						(5,294)

Income before minority interests						$13,369

	Six Months Ended July 31, 2001

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$126,595	$134,741	$110,575	$62,478	$—	$434,389

Net revenues	$30,193	$47,978	$28,810	$46,168	$—	$153,149
Staff costs	17,163	29,092	12,871	18,035	2,132	79,293
Depreciation	1,154	1,258	785	1,283	175	4,655
Amortization of goodwill	334	1,561	607	156	—	2,658
Other operating expenses	7,877	14,546	8,910	21,393	28	52,754

Operating income/(loss)	$3,665	$1,521	$5,637	$5,301	$(2,335)	13,789

Interest expense, net						(652)
Losses on foreign exchange						(91)

Pretax income						13,046
Income tax expense						(3,152)

Income before minority interests						$9,894

EXHIBIT 99.1	Earnings News Release Dated September 4, 2002

UTi Worldwide Inc.
Amortization Impact of Adoption of SFAS No. 142
“Goodwill and Other Intangible Assets”
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended

	July 31,		July 31,

	2002	2001	2002	2001

Operating income:
As reported	$11,446	$8,485	$19,358	$13,789
Add back amortization of goodwill	—	1,395	—	2,658

Adjusted operating income	$11,446	$9,880	$19,358	$16,447

Net income:
As reported	$7,739	$5,409	$12,496	$9,429
Add back amortization of goodwill, net of tax	—	1,337	—	2,537

Adjusted net income	$7,739	$6,746	$12,496	$11,966

Diluted earnings per share:
As reported	$0.30	$0.21	$0.48	$0.37
Add back amortization of goodwill, net of tax	—	0.05	—	0.10

Adjusted diluted earnings per share	$0.30	$0.26	$0.48	$0.47